Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. DECLARES DIVIDEND ON SERIES A PREFERRED SHARES

Athens, Greece, December 16, 2022 –Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”), a ship-owning company providing petroleum products, crude oil, and drybulk seaborne transportation services, today announced a dividend of approximately $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Shares”), payable on December 30, 2022 to holders of record as of December 27, 2022. The dividend payment relates to the period from the last dividend payment date for the Series A Preferred Shares on September 30, 2022 through December 29, 2022.

There are 795,878 Series A Preferred Shares outstanding as of the date hereof. The Series A Preferred Shares trade on the Nasdaq Capital Market under the ticker symbol “IMPPP”.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of 10 vessels; five M.R. product tankers, one Aframax oil tanker, two suezmax tankers and two handysize dry bulk carriers, with a capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001